[Letterhead of McGuireWoods LLP]
May 6, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:      Park Sterling Corporation common stock
Ladies and Gentlemen:
     On behalf of Park Sterling Corporation, a North Carolina corporation (the “Registrant”), and pursuant to the Securities Act of 1933, as amended (the “Act”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) the Registrant’s Registration Statement on Form S-4, with exhibits. The filing fee of $2,173.00 has been wired to the Commission’s account at U.S. Bank of St. Louis, Missouri.
     Please call the undersigned at 704-343-2022 or Knut L. Nodeland at 704-343-2185 if you have any questions with respect to this filing.
Very truly yours,
/s/ Anne T. Kelly
Anne T. Kelly
ATK/cws
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